UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 25, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the First Half

and the Second Quarter ended June 30, 2016

FOR IMMEDIATE RELEASE: Monday July 25, 2016

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 369.5 million, or Ps. 0.465 per share (Ps. 2.325 per ADS), for the second quarter ended June 30, 2016, compared with the comprehensive net income of Ps. 115.0 million, or Ps. 0.145 per share (Ps. 0.724 per ADS), for the same period in 2015.

Comprehensive income for the six-month period ended June 30, 2016 amounted to Ps. 317.4 million, or Ps. 0.399 per share (Ps. 1,997 per ADS), compared with a net income of Ps. 160.0 million, or Ps. 0.201 per share (Ps. 1.007 per ADS), recorded in the same period last year.

The operating profit increased by Ps. 622.6 million to Ps. 1,037.3 million in the first semester of 2016 compared to the same period of 2015. The main factors that influenced this increase were: (i) an operating profit increase of Ps. 256.1 million (Ps. 588.8 million vs. Ps. 332.7 million) from the Natural Gas Liquids (“Liquids”) Production and Commercialization segment, which was mainly attributable to the impact of the higher average exchange rate during the first half of 2016 over net revenues and variable costs of production; and (ii) an increase in the operating profit from the Natural Gas Transportation segment as a result of higher net revenues earned during the first half 2016 after the transitional tariff increase received authorized by Resolution No. I-3724 ("Resolution 3724") of the National Gas Regulatory Body ("ENARGAS") as from April 1, 2016. Nevertheless, the net result of this business segment continued to be negative.

The total amount recognized as net revenue in the Comprehensive Income Statement for the six- month period ended June 30, 2016 by the tariff increase granted by Resolution 3724 amounted to Ps. 460.3 million. Meanwhile, in July 2016, the Federal Court of La Plata suspended the implementation of Resolutions No. 28/2016 and No. 31/2016 of the Ministry of Energy and Mining ("MINEM") and the tariff situation returned to where it was in March 2016. In the event that this judgment becomes final, the financial position of the Company and the investment plan required according to the Resolution 3724 would be seriously affected.

It is noteworthy that the transitional tariff increase of 200.1% represents an important step and a partial recognition after losses incurred as a result of sustained increased costs and lack of tariff revisions for the last 15 years. In addition, the Resolution 3724 and the transitional agreement signed between the National Government and TGS in February 2016 allowed to fulfill the Integral Tariff Revision (“RTI” for its acronym in Spanish) and the signing of the Integral Renegotiation License Agreement, which will enable a sustainable recovery of this business segment in the long term. The implementation of the RTI is subject to the signing of the Integral Renegotiation License Agreement initialed by the Company in October 2015 and that, for reasons unrelated to TGS, was not subscribed.

During this semester, the international reference prices of natural gas liquids continued with a negative impact on this business segment. Additionally, the Company continued participating in propane and butane supply programs in the domestic market, which are promoted by the national government and imply the sale of these products at prices, which are significantly below the market prices.

It is noteworthy that as from April 1, 2016, the MINEM through Resolution No. 28/2016, granted the increase in the market price of natural gas at the wellhead. Therefore, considering the currently depressed international reference prices and the participation in the propane and butane supply programs in the domestic market, this increase could even worsen the operating margins of the segment Production and Commercialization of Liquids.

These effects were partially offset by the increase in the negative financial results, which more than doubled from the first semester in 2015. This Ps. 359.2 million negative impact was mainly due to the negative effect of the Argentine peso devaluation against the US dollar related to its net liability position in US dollar, which includes the financial debt obtained to finance the acquisition of fixed assets related to the Natural Gas Transportation business segment.

First Half 2016 vs. First Half 2015

For the first half ended June 30, 2016, TGS posted total net revenues of Ps. 3,321.0 million, compared to Ps. 1,948.2 million recorded in the same period of 2015, representing a Ps. 1,372.8 million increase.

The Natural Gas Transportation business segment represented approximately 31% and 25% of TGS’ total revenues during the first half of 2016 and 2015, respectively. Following the implementation of the Public Emergency Law No. 25,561 in 2002, TGS received only three increases in the tariff schedule applicable to its regulated natural gas transportation tariff, the latter applicable since April 1, 2016, which temporarily reduced the continued deterioration of its operating margin caused by the recurring increases in operating costs over the last 15 years. As a result, TGS must continue to take steps to sign and implement the Integral Renegotiation License Agreement which will allow implementing the RTI process that has been recently initiated by the National Government.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. Since its inception in 2005, the CAU received only transitory adjustments, failing to offset the increases related to operating costs since its creation.

The Natural Gas Transportation business segment revenue rose by Ps. 534.2 million in the first half of 2016, compared with the same period of the previous year, and is mainly due to the impact of the increase authorized through the Resolution 3724 and the impact of the full effect of the increase approved through Resolution 3347/2015 as of May 1, 2015. This positive effect was partially offset by lower exports services provided during the first half 2016.

The operation of the pipeline system of the Company requires a high level of investments related to quality, safety and service reliability. Therein are the importance of the received tariff increases and the commencement of the RTI process in April 2016. The RTI will be an important step for the Company to finally recover the tariff charts through the collection a fair and reasonable rate that will allow developing a sustainable business over the time ensuring the provision of an essential public service for Argentina's energy matrix.

Liquids Production and Commercialization revenues accounted for approximately 62% and 68% of the total revenues in the first half of 2016 and 2015, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also, to a lesser extent, on behalf of TGS’ clients.

The Production and Commercialization of Liquids segment revenue increased by Ps. 733.0 million in the first half of 2016 compared with the same period of the previous year, and was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar. This positive effect was partially offset by the decline in the international reference prices.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 7% of the net revenues in the first half of 2016 and 2015, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other Services revenues increased by Ps. 105.6 million in the first half of 2016 compared to the same period of 2015. The increase is primarily related to the increase in the ratio of the current exchange rate between the Argentine peso and the US dollar on revenues denominated in U.S. dollars.

Cost of sales and administrative and selling expenses increased by approximately Ps. 724.7 million in the first half of 2016 from the same period of 2015. This variation is mainly due to increased costs of natural gas used as Replacement Thermal Plant ("RTP"), higher labor costs and other operating costs of the pipeline system.

Other negative operating results recorded in the first half of 2016 decreased by Ps. 25.5 million compared to the same half in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies.

In the first half of 2016, the negative financial results grew by Ps. 359.2 million from the same period of 2015. This variation is due to the impact of a higher exchange loss of TGS’ financial debt resulting from the liberalization of the foreign exchange regime since December 17, 2015. This effect was partially offset by the higher return from the financial investments in the first semester of 2016.

Second Quarter 2016 vs. Second Quarter 2015

For the second quarter ended June 30, 2016, TGS posted total net revenues of Ps. 1,895.3 million, compared to Ps. 982.4 million recorded in the same period of 2015, representing a Ps. 912.9 million increase.

The Natural Gas Transportation business segment revenue rose by Ps. 484.4 million in the second quarter of 2016, compared with the same period of the previous year, and is mainly due to the impact of increase authorized through the Resolution 3724.

The Production and Commercialization of Liquids segment revenue increased by Ps. 368.5 million in the second quarter of 2016 compared with the same period of the previous year, and was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar.

Other Services revenues increased by Ps. 60.0 million in the second quarter of 2016 compared to the same period of 2015. The increase is primarily related to the increase in the ratio of the current exchange rate between the Argentine peso and the US dollar on revenues denominated in U.S. dollars, and higher revenues from works management services for the construction of a pipeline rendered during the second quarter of 2016.

Cost of sales and administrative and selling expenses increased by approximately Ps. 420.9 million in the second quarter of 2016 from the same period of 2015. This variation is mainly due to: (i) increased costs of natural gas used as Replacement Thermal Plant ("RTP"), (ii) higher labor costs, (iii) turnover tax related to Natural Gas Transportation business segment and; (iv) other operating costs related to the natural gas transportation system.

Other negative operating results recorded in the second quarter of 2016 increased by Ps. 6.9 million compared to the same quarter in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies.

In the second quarter of 2016, the negative financial results grew by Ps. 71.8 million from the same period of 2015. This variation is due to the negative results obtained by the derivative financial instruments acquired by the Company to mitigate the risk of exchange rate on the net liability position in US dollars, and the impact of a higher exchange loss resulting from the liberalization of the foreign exchange regime since December 17, 2015. These effects were partially offset by the higher interest generated by the financial assets.

Liquidity and Capital Resources

The positive variation in the cash and cash equivalents in the first semester of 2016 amounted to Ps. 502.6 million. The cash flow generated from operations increased by Ps. 906.4 million, mainly due to the improvement in operating income and higher revenues earned by the liquidation of derivative financial instruments entered into by the Company to mitigate the risk of fluctuations in the exchange rate on its financial debt.

The aforementioned positive effect was partially offset by the increase in cash flows used in investing and financing activities of Ps. 144.0 million and Ps. 259.8 million, respectively.

Some factors contributed to this variation: the highest cancellation of financial debt due to the impact of the higher exchange rate and the dividend payment approved by the Board of Directors’ during its meeting held on January 13, 2016, according to the powers delegated by the Shareholders’ Meeting.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.7 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the

New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) PEPCA S.A. (formerly EPCA S.A.), which belongs to Pampa Energía S.A.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended June 30, 2016 and 2015

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the six-month periods ended June 30, 2016 and 2015

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2016 and 2015

(In millions of Argentine pesos)

	2016	2015
Cash flows provided by operating activities		
Total comprehensive income for the period	317.4	160.0
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	119.6	129.8
Consumption of materials	2.6	2.7
Increase in allowances and provisions	62.8	13.5
Share of profit from associates	(1.8)	0.0
Interest expense accrual	193.9	136.7
Interest income on Other financial assets other than cash and cash equivalents	(9.7)	(19.4)
Income tax	170.0	62.2
Derivative financial instrument results	8.9	15.2
Foreign exchange loss	407.6	115.1
Changes in assets and liabilities:		
Trade receivables	(19.4)	(56.7)
Other receivables	(105.7)	(43.8)
Inventories	(58.5)	(26.9)
Trade payables	71.6	(118.2)
Payroll and social security taxes	2.2	(7.7)
Taxes payable	(47.6)	(14.3)
Income tax	(4.6)	(38.7)
Other payables	(36.5)	(0.7)
Provisions	(9.4)	(3.3)
Interest paid	(166.5)	(117.0)
Income tax paid	(2.4)	(5.8)
Derivative financial instruments	118.5	(44.0)
Advances from customers	(4.5)	(36.7)
Cash flows provided by operating activities	**1,008.5**	**102.0**
Cash flows used in investing activities		
Additions to property, plant and equipment	(206.3)	(194.2)
Financial assets other than cash equivalents	19.5	151.4
Cash flows used in investing activities	**(186.8)**	**(42.8)**
Cash flows used in financing activities		
Payment of loans	(445.8)	(285.8)
Dividends paid to the Company's shareholders	(99.7)	-
Cash flows used in financing activities	**(545.5)**	**(285.8)**
Net increase / (decrease) in cash and cash equivalents	276.2	(226.6)
Cash and cash equivalents at the beginning of the year	872.5	789.4
Foreign exchange gains on cash and cash equivalents	74.6	14.9
Cash and cash equivalents at the end of the period	**1,223.3**	**577.7**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: July 25, 2016